[redacted]

08030352

UNITED STATES
JRITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB* 3/13

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39040

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID NO.

G-Bar Limited Partnership

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LaSalle, Suite 650
(No. and Street)

Chicago	Illinois	60605
(City)	(State)	(Zip Code)

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Hersee 312-362-4474
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

Securities and Exchange Commission
RECEIVED
FEB 29 2008
Office of Compliance Inspection and Examinations

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

3/19

OATH OR AFFIRMATION

I, Chris Hersee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G-Bar Limited Partnership, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

G-Bar Limited Parntership
G-Bar Limited Partnership Corp, its GP

Sworn and subscribed to me on the 27th day of February 2008

OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Notary Public

Signature

Vice President, CFO
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

McGladrey & Pullen

Certified Public Accountants

G-Bar Limited Partnership

Statement of Financial Condition

December 31, 2007

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditors' Report

Partners of
G-Bar Limited Partnership

We have audited the accompanying statement of financial condition of G-Bar Limited Partnership (the Partnership) as of December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

As described in Notes 1 and 4 to the statement of financial condition, a substantial portion of the Partnership's assets is an investment in optionsXpress that is carried at fair value as determined by management.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of G-Bar Limited Partnership as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 27, 2008

G-Bar Limited Partnership

Statement of Financial Condition
December 31, 2007

Assets		
Cash and cash equivalents (including U.S. Treasury bills of $50,315,903)	$	50,594,340
Equity securities owned		545,041,683
Receivable from clearing brokers		110,059,170
Investment in optionsXpress		198,129,760
Exchange memberships, at cost (fair value $8,407,950)		869,698
Other assets		2,010,123
Total assets	$	906,704,774
Liabilities and Partners' Capital		
Liabilities		
Securities sold, not yet purchased	$	568,879,752
Accounts payable and accrued expenses		2,881,752
Total		571,761,504
Partners' capital		334,943,270
Total liabilities and partners' capital	$	906,704,774

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—G-Bar Limited Partnership (an Illinois limited partnership) (the "Partnership") is a market maker/specialist, buying, selling and dealing as principal in U.S. exchange-traded securities and derivative financial instruments for its own account. The Partnership is a broker-dealer registered under the Securities Exchange Act of 1934. The general partner is G-Bar Management Corp. and the Partnership's term is through December 31, 2039.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities and Derivative Financial Instruments—Exchange-traded securities and derivative financial instruments are carried at market value, based on quoted market prices. Transactions are recorded on trade date with the resulting unrealized gains and losses reflected in net trading gains.

Investment in optionsXpress—The investment in optionsXpress is a 16.7 percent equity interest that is carried at fair value, as determined by management.

Income Taxes—The Partnership is not liable for federal income taxes as each partner recognizes a proportionate share of the partnership income in his or her individual tax return. Therefore, no provision for federal income taxes has been made in these financial statements.

Cash Equivalents—Cash equivalents are short-term, highly liquid investments, with original maturities of three months or less that are not held for sale in the ordinary course of business.

Fair Value of Financial Instruments—Substantially all of the Partnership's assets and liabilities are considered financial instruments, and are either already reflected at market or fair value or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

Recently Issued Accounting Pronouncements—In September 2006, the Financial Accounting Standards Board released Statement of Financial Accounting Standard No. 157 *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. At this time, management is evaluating the implications of SFAS 157 and its impact on financial statements issued in subsequent periods.

In June 2006, the Financial Standards Accounting Board ("FASB") issued FASB Interpretation No.48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes - an interpretation of FASB 109*. FIN 48 clarifies the accounting for uncertainties in income taxes recognized in an enterprise's financial statements in accordance with FASB 109, *Accounting for Income Taxes*. Adoption of FIN 48 is required for the Partnership in the annual reporting for the year ending December 31, 2008. Management is currently assessing the impact, if any, of FIN 48 on its financial position and results of operations.

Note 2 Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased at December 31, 2007 consist of:

	Securities Owned	Securities Sold, Not Yet Purchased
Equity securities	$ 114,123,857	$ 116,479,166
Equity options	430,917,826	452,400,586
	$ 545,041,683	$ 568,879,752

Note 3 Receivable from Clearing Brokers

Receivable from clearing brokers at December 31, 2007 consists of:

Cash	$ 112,161,477
Unsettled securities transactions, net	(2,479,293)
Dividend and interest accrued, net	376,986
	$ 110,059,170

Cash and financial instruments held at the Partnership's clearing brokers collateralize amounts due to the clearing brokers, if any, and securities sold, not yet purchased.

Note 4 Investment in optionsXpress

At December 31, 2007, the Partnership owns 10,536,620 shares of common stock of optionsXpress Holdings, Inc., carried at $198,129,760, its fair value as determined by management of the Partnership. In view of the size of the block and the restrictions on sale imposed by Securities and Exchange Commission ("SEC") rules, and the SEC's net capital rules indicating that certain charges are needed to reflect realizable value in a quick liquidation when the market is limited, management of the Partnership believes that a discount from quoted market prices of approximately 44 percent is appropriate. At December 31, 2007, the market value of this investment, based on quoted market prices, is $356,348,488. Included in receivable from clearing brokers is a cash deposit of $33,471,029 with optionsXpress.

Note 5 Commitments and Contingencies

On September 15, 2005, the Partnership entered into a noncancelable operating office space lease agreement that expires in 2011. At December 31, 2007, the aggregate minimum annual rental commitment under this lease, exclusive of additional payments that may be required for certain increases in operating expenses and taxes, are as follows:

2008	$ 152,271
2009	155,307
2010	158,403
2011	53,148
Total	$ 519,129

Note 6 Indemnifications

In the normal course of business, the Partnership enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Partnership's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Partnership that have not yet occurred. The Partnership expects the risk of loss to be remote.

Note 7 Employee Benefit Plan

The Partnership maintains a 401(k) plan covering all eligible employees. The Partnership may make discretionary matching contributions to the plan.

Note 8 Related-Party Transactions

Included in other assets at December 31, 2007 is $1,739,148 of receivables from entities having common ownership.

Note 9 Financial Instruments with Off-Balance-Sheet Risk

In connection with its proprietary market-making and trading activities, the Partnership enters into transactions in a variety of securities and derivative financial instruments, primarily exchange-traded futures contracts, equity options, and options on futures contracts. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Options held provide the Partnership with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Partnership to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market Risk—The Partnership has sold securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Partnership has recorded these obligations in the statement of financial condition at December 31, 2007, at the market value of the related securities and would incur a loss if the market value of the securities increases subsequent to December 31, 2007.

In addition, derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Partnership's overall exposure to market risk. The Partnership attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Credit Risk—Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of their contracts. The Partnership's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Partnership has a gain. Exchange-traded financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements and the margin requirements of the individual exchanges.

Note 9 Financial Instruments with Off-Balance-Sheet Risk, *Continued*

Concentration of Credit Risk—The Partnership clears all of its trades through clearing brokers. In the event these counterparties do not fulfill their obligations, the Partnership may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. The Partnership attempts to minimize this credit risk by monitoring the creditworthiness of the clearing brokers.

The Partnership maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Partnership has not experienced any losses in such accounts. Management believes that the Partnership is not exposed to any significant credit risk on cash.

Note 10 Partnership Agreement

Pursuant to the terms of the partnership agreement, the Partnership is to set aside, on an annual basis, a bonus pool consisting of 100 percent of the total gross interest and dividends received by the Partnership. This bonus pool may then be allocated to some or all of the limited partners in such amounts as determined at the discretion of the general partner.

The general partner is required to make these distributions to each partner within 90 days following the end of each fiscal year of the Partnership. These distributions are made to assist the partners in satisfying their federal and state income tax obligations.

Note 11 Net Capital Requirements

The Partnership is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1). Under this rule, the Partnership has elected to use the alternative method permitted by the rule, which requires the Partnership to maintain "net capital" equal to the greater of $250,000 or 2 percent of "aggregate debit items," as these terms are defined. Net capital and aggregate debit items change from day to day, but as of December 31, 2007, the Partnership had net capital and net capital requirements of approximately $93,246,000 and $250,000, respectively. The net capital rule may effectively restrict the withdrawal of partners' capital.

END